EXHIBIT 99.1

Cronos Group Appoints Dr. Todd Abraham as Chief Innovation Officer

36-Year CPG Executive Brings Extensive Experience in Identifying, Developing and Commercializing Breakthrough Technology for Consumer Goods Sector

TORONTO, July 09, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that Dr. Todd Abraham has been appointed as the Company’s Chief Innovation Officer. In this role, Dr. Abraham will be responsible for advancing Cronos Group’s research and development initiatives in cannabinoids with a focus on identifying new disruptive technologies and adopting best practices and innovations from adjacent consumer goods industries. Dr. Abraham will report to Cronos Group CEO Mike Gorenstein.

Considered to be a consumer-packaged goods (“CPG”) thought leader, Dr. Abraham brings to Cronos Group extensive experience in identifying, developing and commercializing innovative breakthrough technology for the consumer goods sector. He joins the Company after 17 years with Mondelēz International, where he most recently served as Senior Vice President, Research and Nutrition and Vice President, Global Research and Technology Strategy. In these roles, Dr. Abraham was responsible for worldwide technology development and strategy, scientific screening, nutritional science and communication, consumer guidance testing, analytical programs, R&D training and intellectual property strategy for a $35 billion multi-national business. Prior to Mondelēz, Dr. Abraham served in various R&D, technology, marketing and product development roles for The Pillsbury Company and Procter & Gamble.

“As we continue to build out our executive team with proven leaders, Dr. Abraham emerged as a perfect choice for our Chief Innovation Officer given his outstanding record of transferring consumer needs from development to the marketplace,” said Mike Gorenstein. “I am confident his strategic business experience coupled with his skills in product development, nutritional science, R&D strategy and organizational development will benefit our own growth as a global leader in cannabinoid innovation.”

Dr. Abraham said, “With Cronos Group, I have an exciting opportunity to join a company committed to innovation to create a new market and shape a new industry. The work Cronos Group has underway with Ginkgo Bioworks and Cronos Device Labs is just the beginning. I look forward to leveraging my consumer products experience, technical expertise and scientific background to help drive Cronos Group’s cannabinoid technology and product development across categories.”

About Dr. Todd Abraham
Todd K. Abraham, Ph.D. served as Senior Vice President, Research and Nutrition for Mondelēz International from 2007 to 2017 and as Vice President, Global Research and Technology Strategy from 2002 to 2007. In these roles, he was responsible for worldwide technology development and strategy, scientific screening, nutritional science and communication, consumer guidance testing, analytical programs, R&D training, knowledge management and intellectual property strategy.

From 2000 to 2002, Dr. Abraham held various executive positions at Nabisco Foods Company, including serving as Vice President, Nabisco Biscuit, Snacks and Confection Segment.

Prior to Nabisco Foods Company, Dr. Abraham served in numerous leadership positions in Marketing, General Management and R&D at The Pillsbury Company, from 1985 to 2000. He began his career in the consumer products industry at Procter & Gamble where he served as Product Development, Technical Brand Manager / Group Leader from 1981 to 1985.

Dr. Abraham holds a Bachelor of Science in Chemistry from Brown University, a Master of Business Administration in Strategic planning from The Wharton School and a Ph.D. in Chemistry from the University of Pennsylvania.

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the Company’s and Dr. Abraham’s ability or plans to identify, develop, commercialize or expand the Company’s technology and research and development initiatives in cannabinoids,  or the success thereof, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cronos Group Contact
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com